Mail Stop 4561

August 12, 2005

A. Roger Guimond
1st Franklin Corporation
213 East Tugalo Street
Post Office Box 880
Toccoa, GA 30577

      Re: **1st Franklin Corporation**
               Registration Statement on Form S-2
               Filed July 14, 2005
               File No. 333-126589
               Annual Report on Form 10-K
               File No. 2-27985

Dear Mr. Guimond:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on this Filing

1.   Provide the staff with copies of all marketing materials.

2.   Please confirm the staffs understanding that once a debenture has been sold, the corresponding amount is removed from the funds available under this registration statement.

Cover page of Prospectus

3.   Please disclose prominently on the Cover page and the Summary of the prospectus that 1st Franklin is not a bank.

Established Features of the Debentures

4.   Please discuss how you determine the initial interest rates for the debentures and the rates after adjustment.

5.   Revise to clarify how the period between rate adjustments is set.

Extension After Maturity

6.   Given that the term of the debenture is up to four years, please disclose whether the holder of the debenture will be purchasing a new security upon any extension.

7.   Please explain under what circumstances you would not tender payment upon maturity of the debenture.

8.   Revise this section to clarify the notice that you intend to provide to borrowers of upcoming maturities in order that they can make informed investment decisions regarding reinvestment of their funds in the debentures at maturity. If you do not provide the debenture holders with notice that their notes will be maturing and the rate at which they will be reinvested, provide your detailed legal analysis that explains how the investors are provided adequate notice and information to make an informed investment decision.

Form 10-K for Fiscal Year Ended December 31, 2004

Business, page 4

Delinquencies, page 8

9.   It appears that the change in delinquency policy discussed on page 14 contributed to a material improvement in delinquencies as a percentage of principal outstanding in 2003 and 2004 relative to prior periods.   Please revise the table to add a note explaining the change in policy for calculating delinquencies implemented during 2003 and its effect on comparability of the statistics you disclose. To the extent that your methodology for calculating other operating statistics changes in the future, please ensure that the impact

on comparability of the revised statistic to prior periods is disclosed
prominently.

Summary of Significant Accounting Policies, page 26

Basis of Consolidation, page 26

10.   You disclose that your consolidated financial statements include the accounts
       of the Company and its wholly-owned subsidiaries. In Exhibit 21 you indicate
       that you have a 50% interest in T & T Corporation. Please revise your
       consolidation policy note to clarify how your ownership interest in T & T
       Corporation is reflected in your consolidated financial statements.

Marketable Debt Securities, page 29

11.   Please disclose the quantitative information, in tabular form, for those
       investments that have been in a continuous unrealized loss position for less
       than 12 months and those that have been in a continuous unrealized loss
       position for 12 months or longer. The information should be aggregated by
       each category of investment you disclosed in your footnotes. Additionally,
       disclose in narrative form, information to allow the users of your financial
       statements to understand the quantitative disclosures and the information that
       you considered (both positive and negative) in reaching the conclusion that
       the impairments are not other-than-temporary. Refer to EITF 03-1.

Insurance Subsidiary Restrictions, page 31

12.   Please provide Schedule I –Condensed financial information of 1st Franklin
       Financial Corporation or tell us why you believe no such disclosure is
       required. It appears that the level of restricted net assets of your consolidated
       insurance subsidiaries relative to your consolidated net assets requires
       inclusion of the Schedule. Alternatively, you may disclose the information in
       the notes to the financial statements. See Rules 4-08(e)(3), 5-04 and 12-04 of
       Regulation S-X. Also refer to SAB 44.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

CC: Mark L. Hanson
        Jones Day
        1420 Peachtree Street, N.E.
        Suite 800
        Atlanta, Georgia 30309